Exhibit 99.1

Changyou.com Announces Results of 2018 Annual General Meeting

Beijing, China, July 6, 2018 - Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced the results of voting at its 2018 Annual General Meeting of Shareholders held on July 6, 2018 in Beijing (the “AGM”).

At the meeting, the Company’s shareholders elected Charles Zhang, Dewen Chen, Dave De Yang, Xiao Chen, and Charles (Sheung Wai) Chan to serve on the Company’s Board of Directors until the next annual general meeting of shareholders. In addition, the shareholders ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2018.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Phone: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

Email: lbergkamp@ChristensenIR.com